Filed Pursuant to Rule 433
Registration No. 333-233663

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities — Leveraged Upside Participation and Contingent Downside

Principal at Risk Securities Linked to the S&P 500® Index due May 5, 2026

Term Sheet to Preliminary Pricing Supplement dated April 24, 2020

Summary of Terms		Investment Description
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)

•            Linked to the S&P 500® Index

•            Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the securities provide for a Redemption Amount that may be greater than, equal to or less than the principal amount of the securities, depending on the performance of the Index from the Starting Level to the Ending Level.

•            The Redemption Amount will reflect the following terms:

o                If the level of the Index increases:

You will receive the principal amount plus 130% to 140%  (to be determined on the Pricing Date) participation in the upside performance of the Index

o                If the level of the Index does not change or decreases by not more than 30%:

You will be repaid the principal amount

o                If the level of the Index decreases by more than 30%:

You will have 1-to-1 downside exposure to the decrease in the level of the Index from the Starting Level, and you will lose more than 30%, and possibly all, of the principal amount

•             Investors may lose some or all of the principal amount

•             All payments on the securities are subject to the credit risk of CIBC, and you will have no ability to pursue the securities included in the Index for payment; if CIBC defaults on its obligations, you could lose some or all of your investment

•             No periodic interest payments or dividends

•             No exchange listing; designed to be held to maturity

Term	6 years
Reference Asset	The S&P 500® Index (Bloomberg ticker symbol “SPX”) (the “Index”)
Pricing Date	April 30, 2020*
Issue Date	May 5, 2020*
Principal Amount	$1,000 per security (100% of par)
Redemption Amount	See “How the Redemption Amount Is Calculated” in this term sheet
Stated Maturity Date	May 5, 2026*
Starting Level	The Closing Level of the Index on the Pricing Date
Ending Level	The Closing Level of the Index on the Final Valuation Date
Threshold Level	70% of the Starting Level
Participation Rate	130% to 140% (to be determined on the Pricing Date)
Final Valuation Date	April 28, 2026*
Calculation Agent	CIBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Commission	Up to 4.30%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 2.50% and WFA will receive a distribution expense fee of 0.12%
CUSIP / ISIN	13605WXU0 / US13605WXU07

*To the extent that the Issuer makes any change to the expected Pricing Date or expected Issue Date, the Final Valuation Date and Stated Maturity Date may also be changed in the Issuer’s discretion to ensure that the term of the securities remains the same.

The Issuer’s estimated value of the securities on the date of the accompanying preliminary pricing supplement, based on the Issuer’s internal pricing models, is expected to be between $900.00 and $938.20 per security. While the estimated value of the securities on the Pricing Date may differ from the estimated value set forth above, the Issuer does not expect it to differ significantly absent a material change in market conditions or other relevant factors. The final pricing supplement relating to the securities will set forth the Issuer’s estimated value of the securities on the Pricing Date, which will not be less than $900.00 per security. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PRS-8 of the accompanying preliminary pricing supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the preliminary pricing supplement, the underlying supplement, the prospectus supplement and the prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right is based on a hypothetical Participation Rate of 135% (the midpoint of the specified range for the Participation Rate) and a Threshold Level equal to 70%  of the Starting Level.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Participation Rate, Starting Level and Ending Level, and whether you hold your securities to maturity.

Hypothetical Returns

Hypothetical Ending Level	Hypothetical percentage change from the hypothetical Starting Level to the hypothetical Ending Level	Hypothetical Redemption Amount per security(1)	Hypothetical pre-tax total rate of return

200.00	100.00%	$2,350.00	135.00%
175.00	75.00%	$2,012.50	101.25%
150.00	50.00%	$1,675.00	67.50%
125.00	25.00%	$1,337.50	33.75%
115.00	15.00%	$1,202.50	20.25%
110.00	10.00%	$1,135.00	13.50%
105.00	5.00%	$1,067.50	6.75%
100.00(2)	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
70.00	-30.00%	$1,000.00	0.00%
69.00	-31.00%	$690.00	-31.00%
60.00	-40.00%	$600.00	-40.00%
50.00	-50.00%	$500.00	-50.00%
25.00	-75.00%	$250.00	-75.00%
0.00	-100.00%	$0.00	-100.00%

(1)         Assumes a hypothetical Participation Rate of 135% (the midpoint of the specified range of the Participation Rate).

(2)         The hypothetical Starting Level of 100.00 has been chosen for illustrative purposes only and does not represent the actual Starting Level. The actual Starting Level will be determined on the Pricing Date and will be set forth under “Summary of Terms” above. For historical data regarding the actual Closing Levels of the Index, see the historical information set forth under the section titled “The S&P 500® Index” in the accompanying preliminary pricing supplement.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive on the Stated Maturity Date and the resulting pre-tax rate of return will depend on the actual Participation Rate, Starting Level and Ending Level.

How the Redemption Amount Is Calculated

The Redemption Amount will be determined as follows:

•	If the Ending Level is greater than the Starting Level, the Redemption Amount will be equal to $1,000 plus

•	If the Ending Level is less than or equal to the Starting Level, but greater than or equal to the Threshold Level, the Redemption Amount will be equal to $1,000

•	If the Ending Level is less than the Threshold Level, the Redemption Amount will be equal to $1,000 minus

        In such a case, you will lose more than 30%, and possibly all, of the principal amount of your securities at maturity.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

•                  If The Ending Level Is Less Than The Threshold Level, You Will Lose More Than 30%, And Possibly All,  Of The Principal Amount Of Your Securities At Maturity.

•                  No Periodic Interest Will Be Paid On The Securities.

•                  The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

•                  Our Estimated Value Of The Securities Will Be Lower Than The Original Offering Price Of The Securities.

•                  Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.

•                  Our Estimated Value Is Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

•                  The Estimated Value Of The Securities Will Not Be An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•                  The Value Of The Securities Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•                  The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

•                  The Stated Maturity Date May Be Postponed If The Final Valuation Date Is Postponed.

•                  We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

•                  Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

o                Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the level of the Index.

o                Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are included in the Index may adversely affect the level of the Index.

o                Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the level of the Index.

o                Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the level of the Index.

o                A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or any distribution expense fee, creating a further incentive for the participating dealer to sell the securities to you.

•                  The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

•                  There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. CIBC, Wells Fargo Securities and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the underlying supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the underlying supplement if you request them by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

The Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed to be used by CIBC. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CIBC. The securities are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in the securities nor do they have any liability for any errors, omissions, or interruptions of the Index.

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